Exhibit 99.2

 INF904 Topline Phase 2a Data  Hidradenitis suppurativa (HS)  & chronic spontaneous urticaria (CSU)  NOVEMBER 10, 2025  1

 Speakers  2  Niels Riedemann, M.D., Ph.D.  Chief Executive Officer, Founder, InflaRx   Camilla Chong, M.D.   Chief Medical Officer, InflaRx   Prof. John Ingram  Clinical Professor & Consultant Dermatologist,  Cardiff University  &  Specialty Lead for Dermatology,  Health and Care Research Wales  Thomas Taapken, Ph.D.  Chief Financial Officer, InflaRx   JAN Medina, cfa  Vice President, Head of IR, InflaRx

 Important Notice and Disclaimer  This presentation has been prepared by InflaRx N.V. (“InflaRx” or “we”). This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.  Forward-Looking Statements  This presentation contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this presentation and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things: the receptiveness of INF904 as a treatment for Hidradenitis Suppurativa (HS) and Chronic Spontaneous Urticaria (CSU) patients and U.S. hospitals and related treatment recommendations by medical/healthcare institutes and other third-party organizations; our ability to successfully secure distribution channels and commercialize GOHIBIC (vilobelimab) as a treatment for COVID-19 patients and our ability to positively influence treatment recommendations by U.S. and European hospitals, guideline bodies and other third-party organizations; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under the Emergency Use Authorization (EUA) and in the future if approved for commercial use in the United States, Europe or elsewhere; our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of debilitating or life-threatening inflammatory indications, including acute respiratory distress syndrome (ARDS) and other indications, and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of preclinical studies and clinical trials of vilobelimab, INF904 and any other product candidates, including for the development of vilobelimab in several indications, including to obtain full approval of GOHIBIC (vilobelimab) for COVID-19 and other virally induced ARDS, to treat HS and CSU, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our biologics license application submission for GOHIBIC (vilobelimab); the timing and outcome of any discussions or submission of filings for regulatory approval or authorization of vilobelimab, INF904 or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval, the EUA and/or market authorization of vilobelimab or GOHIBIC (vilobelimab) for any indication; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, INF904 and any other product candidates, and the scope of such protection; whether the U.S. Food and Drug Administration (FDA) the European Medicines Agency (EMA) or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; the success of our future clinical trials for vilobelimab, INF904 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials; our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, INF904 or any other product candidates, if approved or authorized for commercial use; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab) in the United States and Europe; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our expectations regarding the scope of any approved indication for vilobelimab; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval or authorization and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, INF904 or any other of our product candidates is being developed or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this presentation and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.  CONTROLLING INFLAMMATION  3

 Important Notice and Disclaimer  InflaRx data presented  The data presented herein are topline results based on the number of patients indicated and are subject to final data review and quality checks. Data from patients still completing treatment are not included in the current analysis and may result in minor changes to the reported results.  For HS, two patients (one in the 60mg bid dosing group and one in the 90mg bid dosing group) are still completing treatment and are excluded from the data presented. For CSU, one patient in the 120mg bid dosing group is still under treatment and is excluded from the data presented. Data entry and verification for these patients is ongoing at the trial sites. While we do not expect the pending data from such patients to materially change the overall efficacy trends, particularly as the most pronounced efficacy in HS was observed in the 120mg bid dosing group, which is unaffected, minor changes may occur.  Final changes and corrections may occur upon full data review and quality checks, but we do not believe any such changes or corrections will have a material impact on the reported efficacy or safety trends. All data should be considered preliminary until the full dataset is available and final analyses are complete. We are committed to providing an update as soon as the remaining data are incorporated.  Information and sources  Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources, as well as InflaRx’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. All market data and other information from third-party sources involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, while we believe our own internal research is reliable, such research has not been verified by any independent source.  Third-Party Data  We have not conducted head-to-head clinical trial comparisons between INF904 and any third-party drug candidate or approved drug. Any third-party data displayed or referenced are intended solely for comparative orientation and are based on published data from various sources, including original publications, press releases, abstracts, posters, approval reviews and others. Except for a separate comparison to reported data from the use of avacopan in HS, all comparisons are focused on available data from drug candidates that are approved, have successfully completed Phase 3 development or have initiated Phase 3 development based on completed Phase 2 studies and have not been otherwise discontinued. These comparisons are not derived from head-to-head trials and the data displayed are from studies conducted under different protocols, with different inclusion and exclusion criteria, at different sites and at different times, among other differences. As such, the value of any such comparison may be limited, and we are unable to make comparative claims between INF904 and third-party drug candidates or approved drugs. We make no representation regarding the completeness of such comparative data and reference the sources of our comparisons where applicable.  About InflaRx  InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies. InflaRx is also developing INF904, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor.  InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).  CONTROLLING INFLAMMATION  4

 C5a/C5aR signaling inhibition: INF904 prevents binding of C5a to C5aR  Advantages of blocking C5aR with INF904  A small molecule oral compound is predicted to have good tissue penetration and to control C5a/C5aR signaling at the site of inflammation  C5aR is selectively expressed on various immune and tissue cells, and blocking C5aR will not be impacted by increasing C5a generation  scissile bond  MG7 domain  C5a  C5aR1  through C5 convertases (complement mediated)   through enzymatic cleavage at scissile bond (thrombin, trypsin, elastase, etc.)  Classical  Lectin  Alternative  Complement Pathways  Antibody binding  Mannose binding  Foreign surfaces  C3 activation  C5-convertases  1  2  C5  INF904  5

# INF904: An oral C5aR antagonist with best-in-class potential

**Superior PK/PD profile** in Phase 1 and Phase 2 studies compared to reported data from marketed comparator avacopan (graphs at right*/**)

- Phase 1 SAD: **~3-fold higher $C_{max}$ and ~10-fold higher $AUC_{last}$**
- **Significantly increased blocking activity** >90% blocking of C5a activity
- **Faster achievement** of therapeutic exposure

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- **Favorable safety profile for INF904** supported by preclinical studies, as well as data from Phase 1 (SAD and MAD trials) and Phase 2a (HS & CSU) with over 180 human subjects exposed

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**Other favorable features compared to avacopan**

- **30mg per capsule** compared to 10mg for avacopan
- **Much weaker inhibitor of CYP3A4/5** in pre-clinical studies in vitro (36-fold higher in IC50)

These properties allow for exploring a significantly more potent C5aR inhibition with fast onset in patients which may lead to higher clinical efficacy for INF904

**This could open significant additional market opportunities**



Plasma Conc. (ng/ml)
Time (hr)
Avacopan 30mg
INF904 3mg
INF904 10mg
INF904 30mg
INF904 60mg
INF904 120mg
INF904 240mg
Avacopan* 30mg

rhC5a-CD11b Response, 30 mg b.i.d., 27 doses



% Change on CD11b Level
rhC5a (nM)
t=0
t=24h
t=144h
t=168h
t=312h
t=336h

*InflaRx data on file: PK Results From Single Ascending Dose (SAD) Phase 1 study – note: Avacopan data (Becker et al, 2016, PLoS One) are superimposed in graph for orientation. Avacopan was not included as a comparator in INF904 Phase I study.

**InflaRx data on file: PD Results from multiple ascending dose (MAD) Phase 1 study.

inflaRx / 6

 INF904 therapeutic exposure reached within the first week  Page 7  Lower dose of 60 mg bid projected to result in complete signal control based on Phase 1 data  Explore efficacy at the high end by adding 90 mg bid (HS) and 120 mg bid (HS and CSU)  Preliminary PK results*  * Preliminary PK results of pooled 19-21 HS patients (60, 90, 120mg bid) and 14-17 CSU patients (60, 120mg bid) at topline data release. InflaRx data on file final and full QC checked results will be reported after completion of the study  ** Steady state plasma levels of avacopan (NDA filing for ANCA-associated vasculitis) are reached by 13 weeks and the accumulation is approximately 4-fold  Initial considerations  7  High plasma exposure can be reached approximately within the first week (all doses tested), compared to 13 weeks for reported avacopan PK data  *  **  steady state (w13)

 * Preliminary safety reporting at topline data release, final and full QC checked results will be reported after completion of the study at the end of observation period (week 8) for all patients   INF904 Phase 2a data show no signals of safety concern  Safety results in HS*  No signals of safety concern detected  No reported serious adverse events  3 adverse events (AEs) in 2 patients reported as possibly-to-likely related, all were mild (Grade 1)  Safety results in CSU*  No signals of safety concern detected  No reported serious adverse events  1 AE reported as possibly related, mild (Grade 1)  8

 INF904 Phase 2a in Hidradenitis Suppurativa  9  All data presented herein for end of treatment (EOT) at week 4 show results for n=29 evaluable patients  All data presented herein for end of study (EOS) at week 8 (after 4-week follow-up period) show results for n=25 evaluable patients  Data from two additional patients (one in the 60mg bid dosing group and one in the 90mg bid dosing group) still completing treatment are excluded from the current analysis and data presented  * Data are topline and subject to final data review and quality checks. Results may change as additional patient data are incorporated.

 HS: Phase 2a trial design  Arm 1  Arm 2  Arm 3  4 weeks treatment n=10 per arm  4 weeks follow-up  INF904 60 mg BID  INF904 90 mg BID  INF904 120 mg BID  R  1:1:1  Baseline  EOT  EOS  Primary & secondary objectives   Safety & PK  Exploratory objectives  Clinical endpoints AN, dT, ANdT, HiSCR, NRS-Skin Pain, DLQI   10  INF904 capsules will be taken with food as described in the protocol  4  8  Weeks   3  2  1  0  Visits   no dosing  no visits  EOT = End of treatment (week 4)  EOS = End of study (week 8)

 HS: Phase 2a baseline characteristics  11  n  AN-count mean  dT-count mean  ANdT-count mean  IHS4-score mean  Pain Score mean  DLQI mean  Hurley III (%)  mean HS diagnosis (years)   mean age (years)  % pts with ≥ 1 dT  prior biologic use  mean BMI  % female  60 mg bid  10  12.5  4.2  16.7  33.7  7.1  12.4  50%  14.6  42.2  70%  20%  36.7  60%  90 mg bid  11  14.7  4.5  19.3  36.3  6.6  14.2  36%  11.4  40.5  73%  18%  27.8  36%  120 mg bid  8  18.3  3.3  21.5  38.0  5.9  14.1  13%  8.1  35.9  75%  13%  28.9  38%  All  29  14.9  4.1  19.0  35.9  6.6  13.6  35%  11.5  39.8  72%  17%  31.2  45%  Baseline characteristics are overall balanced and in line with recent HS data sets

 INF904 drives meaningful and consistent AN count reductions  12  A  N  AN  A  N  AN  A  N  AN  A  N  AN

 13  Comparison to average of reported successfully completed Phase 2 (moved into Phase 3) and all available completed Phase 3 drug data*  * Data are derived from different completed Phase 3 clinical trials and averages were created using the data available at each timepoint:   Adalimumab Phase 3 PIONEER I & II: week 12 data for all tested dose groups and placebo as reported by Kimball et al., N Engl J Med 2016; 375:422-34.  Secukinumab Phase 3 SUNSHINE & SUNRISE: week 2, 4, 8, 12, 16 data from all tested dosing regimens and placebo as reported by Kimball et al., Lancet 2023; 401(10378):747-761, absolute mean CFB were calculated from reported relative CFB means (assessed from graphs per timepoint).  Bimekizumab Phase 3 BE HEARD I & II: week 2, 4, 8, 12 and 16 data for all tested dose groups and placebo as reported from Kimball at al., Lancet 2024; 403(10443):2504-2519, absolute mean CFB data for week 2, 4, 8 and 12 are approx. numbers from graphs (data set with multiple imputations, HS-Antibiotics).   For Phase 2 data from   Povorcitinib Phase 2 : week 2, 4, 8, 12, and 16 data from the best reported doses (45mg QD & 75mg QD) and placebo as reported by Kirby et al. J Am Acad Dermatol; 90(3);521-529.   INF904 AN reductions in line with previous successful studies  Ph3 placebo  Ph2 placebo (povorcitinib)  Ph2 povorcitinib best reported  Ph3 completed  INF904 120mg  INF904 pooled

 INF904 drives draining tunnel (dT) count reductions  14  All n=21  All

 INF904 dT reductions compared to reported successful Phase 3 trials  * Data are derived from different completed Phase 3 clinical trials and averages were created using the data available at each timepoint:   Adalimumab PIONEER I & II: week 12 data for tested dose and placebo as reported by Kimball et al., N Engl J Med 2016; 375:422-34.  Secukinumab SUNSHINE & SUNRISE: week 2, 4, 8, 12, 16 data from all tested dose regimens and placebo as reported by Kimball et al., Lancet 2023; 401(10378):747-761, note: CFB was approximated by calculating differences in reported total means per week (estimated from published graphs) compared to baseline.  Bimekizumab BE HEARD I & II: week 2, 4, 8, 12 and 16 data for all tested dose groups and placebo as reported from Kimball at al., Lancet 2024; 403(10443):2504-2519, absolute mean CFB data for week 2, 4, 8 and 12 are approx. numbers from graphs (data set with multiple imputations, HS-Antibiotics).   Povorcitinib STOP-HS1 & -HS2: week 3 and 12 data for all tested dosing groups and placebo (ITT population) as reported by Porter et al., EADV 2025 #D1T01.1C  Comparison to average of available reported completed Phase 3 drug data*  Ph3 Placebo  Ph3 completed  INF904 120mg, all pts  INF904 pooled, all pts  INF904 120mg (dT)  INF904 pooled (dT)  15

 INF904 drives early improvements in HiSCR  16  44%  EOS (w8)  n=25  63 %  n=8  44%  n=9  25%  n=8

# INF904 HiSCR compared to successful Phase 3 trials



HiSCR50
EOS (n=8)
EOS visit (n=25)
INF904 120mg
INF904 pooled
Ph3 completed
Ph3 placebo
60%
50%
40%
30%
20%
10%
0%
0
2
4
6
8
10
12
14
16
Weeks

* Data are derived from different completed Phase 3 clinical trials and averages were created using the data available at each timepoint:

*Adalimumab PIONEER I & II* : week 2, 4, 8, and 12 data for tested dose and placebo as reported by Kimball et al., N Engl J Med 2016; 375:422-34.

*Secukinumab SUNSHINE & SUNRISE* : week 2, 4, 8, 12, (approx. from published graph) and 16 (reported) data from all tested doses and from placebo as reported by Kimball et al., Lancet 2023; 401(10378):747-761 and on Clinicaltrials.gov (NCT03713619 , NCT03713632)

*Bimekizumab BE HEARD I & II* : week 2, 4, 8, 12 (approx. from published graph) and 16 (reported) data for all tested dose groups and placebo (ITT-mNRI [all antibiotics] data set) as reported by Kimball at al., Lancet 2024; 403(10443):2504-2519.

*Povorcitinib STOP-HS1 & -HS2* : week 3 and 12 data for all tested doses and placebo (NRI data set) as reported by Porter et al., EADV 2025 #D1T01.1C.

*Sonelokinumab VELA-1 & -2* : week 16 data for tested dose and placebo (composite strategy, ITT-mNRI), Moonlake R&D update, 29 September 2025

inflaRx / 17

# INF904 drives high pain score reduction (NRS30)



Skin Pain NRS30 change over time
100%
80%
60%
40%
20%
0%
60 n=10
90 n=11
120 n=8
All n=29
40%
28%
25%
18%
50%
31%
30%
18%
75%
59%
55%
50%
75%
66%
64%
60%
Baseline
W1
W2
W3
W4

NRS30 response is defined as ≥30% reduction from baseline **and at least 2 point reduction**

When applying the NRS 3 points reduction (in analogy to sonelokimab VELA data), the curve is identical

## Comparison to average of available reported completed Phase 3 data*



NRS30 response
100%
80%
60%
40%
20%
0%
INF904 120mg
INF904 pooled
Ph3 completed
Ph3 placebo
0
2
4
6
8
10
12
14
16
Weeks

* Data are derived from different completed Phase 3 clinical trials and averages were created using the data available at each timepoint:

*Adalimumab PIONEER I & II* – week 2, 4, 8, and 12 data for tested dose and placebo as reported by Kimball et al., N Engl J Med 2016; 375:422-34.

*Secukinumab SUNSHINE & SUNRISE* – week 2, 4, 8, 12, (approx. from published graph) and 16 data from all tested doses and from placebo as reported by Kimball et al., Lancet 2023; 401(10378):747-761 and on Clinicaltrials.gov.

*Povorcitinib STOP-HS1 & -HS2* – week 3 and 12 data for all tested doses and placebo, Incyte presentation, 17 March 2025.

**Note definitions**: Adalimumab & Povorcitinib: NRS30 defined as ≥30% reduction and ≥1 point reduction from baseline for patients with baseline NRS ≥3 . Secukinumab: NRS30 defined as ≥30% reduction and ≥2 point reduction from baseline for patients with baseline NRS ≥3

inflaRx / 18

# INF904 comparison with reported avacopan data*



dT CFB (mean) - avacopan comparison
0.0
-0.2
-0.4
-0.6
-0.8
-1.0
-1.2
-1.4
-1.6
-1.8
-2.0
0
4
8
12
Weeks
Placebo
avacopan 30mg
INF904 pooled
INF904 120mg

* Data from avacopan Phase 2 AURORA trial reported at clinicaltrials.gov (NCT03852472). NRS30 definition used in AURORA reported data: ≥30% reduction and ≥1 point reduction from baseline for patients with baseline NRS ≥3

## INF904 Week 4



AN CFB (mean)
INF 120
INF all
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-8.1
-5.1



Skin Pain NRS 30
100%
50%
0%
60%
64%
75%
66%
INF 60
INF 90
INF 120
All n=29

## Avacopan Week 12



AN CFB (mean)
Placebo
Ava 10
Ava 30
-3.1
-3.4
-5.1



Skin Pain NRS30
25%
22%
16%
PBO
Ava 10
Ava 30

inflaRx / 19

 Highlights of INF904 in HS  20  INF904 shows biologic-like efficacy in the first 4 weeks with AN count reduction and HiSCR in line with successful Phase 3 comparators  Preliminary week 8 data indicate that HiSCR response further deepens in the 4 weeks after end of treatment  INF904 shows a fast and deep reduction in dT significantly differentiated from reported placebo responses and compares favorably to reported data of successfully completed Phase 3 drugs  INF904 treatment led to a consistent pain reduction (NRS30) at week 4 of ~65% on average  Improvement in both NRS30 and DLQI are consistent with improvements of lesion reductions  Oral INF904 therapy did not result in signals of safety concern  INF904 shows promise to be a safe oral agent with biologic-like activity and a differentiated new mechanism of action

 INF904 Phase 2a in Chronic Spontaneous Urticaria  21  All data presented herein for end of treatment (EOT) at week 4 show results for n=30 evaluable patients  All data presented herein for end of study (EOS) at week 8 (after 4-week follow-up period) show results for n=23 evaluable patients  Data from one additional patient still completing treatment are excluded from the current analysis and data presented  *Data are topline and subject to final data review and quality checks. Results may change as additional patient data are incorporated.

 Arm 1  Arm 2  Arm 3  CSU 4 weeks treatment n=15 per arm  4 weeks follow-up  INF904 60 mg BID  INF904 60 mg BID n=10  R  1:1  Baseline  EOT  EOS  INF904 120 mg BID  Anti-IgE experienced* INF904 120 mg BID  CSU: Phase 2a trial design  Primary & secondary objectives   Safety & PK  Exploratory objectives  Clinical endpoints include UAS7,UCT7, Responders and QoL  * Incomplete/lack of response to anti-IgE treatment or patients with low baseline IgE < 40  4  8  Weeks   3  2  1  0  Visits   no dosing  no visits  22  INF904 capsules will be taken with food as described in the protocol  EOT = End of treatment (week 4)  EOS = End of study (week 8)

    23  CSU: Baseline characteristics   mean age (years)  % female  mean CSU duration (years)  mean UAS7  mean UCT7  IgE (IU/L)  anti IgE experienced  60 mg BID n=14  41.3  86%  3.6  33.5  5.0  283.4  7%  120 mg BID n=16  47.8  81%  3.3  29.5  4.3  178.0  19%  All n=30  44.8  83%  3.5  31.4  4.6  230.7  13%  Anti IgE Naive n=25  43.7  80%  2.9  31.0  4.6  244.9  0%  Anti IgE Experienced n=5  50.2  100%  5.8  33.4  5.0  112.4  100%  Definitions  UAS7: 28-42 (severe disease), 16-27 (moderate), 7-17 (mild)  UCT7: 16 (complete disease control), 12-15 (well controlled), <12 (poorly controlled)

    24  CSU: Effect on UAS7 at W4 continues to end of study (W8) after end of treatment   -16.3  n=10  EOS (w8)  n=23  -7.1  n=13  -11.1  n=23

 CSU: Phase 2 UAS7 data at W4 from competition(products progressed to Phase 3*)     Omalizumab Phase 2: Saini S et al J Allergy Clin Immunol. 2011 Sep;128(3):567-73  Remibrutinib Phase 2: Maurer M, et al. J Allergy Clin Immunol. 2022 Dec;150(6):1498-1506  Barzolvolima Phase 2: EAACI2025  Rilzabrutinib Phase 2: Giménez-Arnau A, et al JAMA Dermatol. 2025 Apr 23  Note: Week 4 data for rilza and barzo approx. numbers from graphs   *Not all doses were progressed to Ph3  Average change in UAS7: -6.3  Average change in UAS7: -14.6  25  INF904 UAS7 reductions are within the range of therapies successfully moved into Phase 3

# Phase 3 UAS7 data at W4 from competition



Phase 3: UAS7 CFB for placebo
0
-5
-10
-15
-20
-25
-30
-10.5
-7.0
-6.0
-7.0
-6.5
Average change in UAS7: -7.4
Phase 3 studies UAS7 CFB for treatments
-19.0
-18.0
-10.0
-10.0
-8.5
-9.5
-17.0
Average change in UAS7: -13.1
REMIX 1 (remibrutinib 25 mg) n=309
REMIX 2 (remibrutinib 25mg) n=297
CUPID A (dupilumab) n=138
CUPID B (dupilumab) n=108
ASTERIA I (omalizumab 75 mg) n=77
ASTERIA I (omalizumab 150 mg) n=80
ASTERIA I (omalizumab 300 mg) n=81

INF904 UAS7 reductions are within the range of therapies successfully completing Phase 3

*Omalizumab Phase 3 ASTERIA II: Maurer M N Engl J Med. 2013*
*Omalizumab Phase 3 ASTERIA I: Saini SS,. J Invest Dermatol. 2015.*
*Remibrutinib Phase 3: Metz M et al. N Engl J Med. 2025 Mar 6;392(10):984-994*
*Dupilumab Phase 3: Maurer M et al J Allergy Clin Immunol. 2024 Jul;154(1):184-194 CUPID A and B, CUPID C clinical trial.gov*
*Week 4 data for oma, dupi and remi are approx. numbers from graphs*

inflaRx 26

    27  CSU: INF904 achieves substantial reduction in UAS7 in sub-populations with severe disease and those with angioedema

    28  CSU: UAS7 reduced in patients with low IgE levels at baseline  * Dotted line represents the placebo average UAS7 CFB at Week 12 of remibrutinib and barzolvolimab Phase 2 data for IgE low patients ( -1.6 and 6.1)   Remibrutinib Research Abstract / Ann Allergy Asthma Immunol 129 (2022) S15−S81   Barzovolimab EADV 2025 presentation  *Placebo rates tend to be lower in the low-IgE group from remibrutinib and barzovolimab Ph2 W12 data  * Placebo average -3.8

    All doses achieved more than 4-point improvement in UCT7 score by W4  29  CSU: Disease control with improvement in UCT7

 Highlights of INF904 Phase 2a in CSU  INF904 drives reduction in disease activity (UAS7 reduction) within a range indicative of clinical activity (as observed from Phase 2 & 3 comparators)  60mg dose achieved the highest reduction of UAS7 –13.7  In those with "most severe" CSU (defined as UAS7 of 28 -42), 60mg achieved a reduction of UAS7 –15.4  INF904 treatment in CSU patients with angioedema led to the highest reduction in UAS7 –18.7  INF904 achieves UAS7 reductions in all comers, including those with low IgE levels (indicative of Type IIb population) and those with high IgE levels at baseline  INF904 also shows improvement in disease control as measured by UCT7  Oral INF904 therapy did not result in signals of safety concern  30  INF904 has promise to be a safe oral agent in CSU, with multiple signals of efficacy on par with other agents

 HS Appendix

# HS & CSU: Safety in patients taking at least 1 dose of study drug

## HS (n = 33)

- **No signals of safety concern detected**
- No reported serious adverse events
- 3 adverse events (AEs) in 2 patients reported as possibly-to-likely related, all mild (Grade 1)

| AE term | CTCAE grade | relationship to study drug |
|---|---|---|
| Food-induced diarrhea | Moderate = Grade II | Unrelated |
| Chemical burn R foot | Moderate = Grade II | Unrelated |
| Laceration (L anatomic lateral distal thumb) | Mild = Grade I | Unrelated |
| Post-nasal drip | Mild = Grade I | Unrelated |
| Food poisoning due to mushroom consumption | Mild = Grade I | Unrelated |
| Exacerbation of episodic headaches | Mild = Grade I | Unrelated |
| Bacterial Vaginosis | Moderate = Grade II | Unrelated |
| Motor Vehicle Accident | Mild = Grade I | Unrelated |
| Headache | Mild = Grade I | Unrelated |
| Acute viral infection | Moderate = Grade II | Unrelated |
| Headache | Mild = Grade I | Unrelated |
| Diarrhea | Moderate = Grade II | Unrelated |
| Vomiting | Mild = Grade I | Definitely related |
| Insomnia | Mild = Grade I | Probably related |
| Diarrhea | Mild = Grade I | Possibly related |

## CSU (n = 33)

- **No signals of safety concern detected**
- No reported serious adverse events
- 1 AE reported as possibly-related, mild (Grade 1)

| AE term | CTCAE grade | relationship to study drug |
|---|---|---|
| Headache | Mild = Grade I | Unrelated |
| Nausea | Mild = Grade I | Unrelated |
| Left Hand Swelling | Moderate = Grade II | Unrelated |
| Right Middle Finger Swelling | Mild = Grade I | Unrelated |
| Abdominal Cramping | Mild = Grade I | Unlikely related |
| Nausea | Mild = Grade I | Unlikely related |
| UTI | Mild = Grade I | Possibly related |
| Eczema behind right ear (due to scratching) | Mild = Grade I | Unrelated |
| Three insect bites right upper arm | Mild = Grade I | Unrelated |
| COVID-19 infection | Mild = Grade I | Unrelated |

*CTCAE: Common Terminology Criteria for Adverse Events*

InflaRx / 32

# Hidradenitis suppurativa and HiSCR

- There are 3 inflammatory lesions: **inflammatory nodules (N), abscesses (A) and draining tunnels (dT)**
  - ANdT = total inflammatory burden (TIB)
- A and N are present in all disease stages, **can fluctuate strongly week to week which can drive placebo responses**
- dT are present in more progressed disease stages, **fluctuate less and show less placebo responses**



HiSCR(50)
N
A
dT
≥50% AN count reduction rel. to baseline
AND
no increase in A from baseline
AND
no increase in dT from baseline

**HiSCR** = **Hi**dradenitis **S**uppurativa **C**linical **R**esponse

- has **high variability** due to AN fluctuation
- **dominated by the 50% AN count reduction criterion** and **does not account for reduction of dT**

**Note**

response rates can depend on baseline AN count distribution: **placebo patients with low baseline AN have been reported to reach 50% reduction to a higher extent** than those with higher AN counts*

* EMA Assessment Report: Humira - No. EMEA/H/C/000481/II/0137 – page 82

33

# Baseline AN count impact on HiSCR placebo response rates

## Learnings from the PIONEER studies researching Humira in HS

**Proportion of subjects achieving HiSCR at week 12 (NRI) by subgroup (ITT_A population, integrated analyses)**



Proportion (%)
Risk Difference (95% CI)
EW #
Placebo #
BASELINE AN CT (NUM) <= 5
BASELINE AN CT (NUM) 6 - 10
BASELINE AN CT (NUM) >= 11
39/71 (54.9%)
56/115 (48.7%)
65/130 (50.0%)
30/86 (34.9%)
26/84 (31.0%)
29/147 (19.7%)
0
20
40
60
80
100
-35
-5
25
55
85
115
Placebo (N=317)
EW (N=316)

extracted from EMA Assessment Report: Humira - No. EMEA/H/C/000481/II/0137 – page 82

- Changing the cutoff of baseline AN count to ≥ 11 in the pooled PIONEER data set was reported to result in a reduction of the placebo response rate by absolute 15.2%
- Comparing baseline means between placebo and treatment groups does not inform about the baseline distribution of patients with low counts versus those with high counts.
- The currently used AN count cutoff for enrollment in clinical trials is AN ≥ 5

inflaRx / 34

 INF904 drives draining tunnel (dT) count reductions  35  All n=21

 Comparison to average of reported successfully completed povorcitinib Phase 2 data*  INF904 drives reduction in total inflammatory burden (TIB)TIB = ANdT count  36  * Data from Povorcitinib Phase 2 trial for week 2, 4, 6, 8, 12, and 16 as reported on Clinicaltrials.gov (NCT04476043). Average of data from the two best reported dosing regimens (45mg QD and 75 mg QD), also used in Phase 3, at each reported timepoint are reflected in line “Ph2 povo best reported”. Respective placebo data at each timepoint are reflected in line “Ph2 placebo (povo)”.   Ph2 placebo (povorcitinib)  Ph2 povorcitinib best reported  INF904 120mg  INF904 pooled

 INF904 drives reductions in IHS4 score  37  * Data are derived from different completed Phase 3 clinical trials and averages were created using the data available at each timepoint:   Adalimumab PIONEER I & II : week 12 data from tested dose groups and placebo as reported in post hoc analysis by Frew et al., J Am Acad Dermatol. 2020; 82(5):1150-1157;   Bimekizumab BE HEARD I & II : week 2, 4, 8, 12, 16 data from all tested doses and placebo reported as pooled data from both trials by Zouboulis et al., 2025 EHSF poster T3-P-07; mean CFB data for week 2, 4, 8, 12 are approx. numbers from published graph.  Comparison to average of available reported completed  Phase 3 data*  Ph3 placebo  Ph3 completed  INF904 120mg  INF904 pooled

# INF904 drives Dermatology Life Quality Index (DLQI) improvements



DLQI mean absolute CFB at W4
60 n=10
90 n=11
120 n=8
All n=29
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-5.0
-2.9
-10.1
-5.6



DLQI at least 4 pts decrease at W4
100%
80%
60%
40%
20%
0%
60%
36%
88%
59%
60 n=10
90 n=11
120 n=8
All n=29

Comparison to average of available reported completed Phase 3 data*



DLQI CFB (mean)
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
0
2
4
6
8
10
12
14
16
Weeks
Ph3 placebo
Ph3 completed
INF904 pooled
INF904 120mg

* Data are derived from different completed Phase 3 clinical trials and averages were created using the data available at each timepoint:
*Adalimumab PIONEER I & II* : week 12 data from tested dose groups and placebo as reported by Kimball et al., N Engl J Med 2016; 375:422-34.
*Bimekizumab BE HEARD I & II*: week 12 data for all tested dose groups and placebo reported by Kimball at al., Lancet 2024; 403(10443):2504-2519. Week 4 CFB data are approximated using absolute differences in means reported for week 4 and baseline by Shi et al., 2025; 15(9):2553-2570.

inflaRx / 38

CSU Appendix

    CSU: INF904 achieved UAS7 reduction at W4  40

    41  CSU: INF904 reduces UAS7 in both anti-IgE naïve and experienced patients  * 1 anti-IgE experienced patient had history of unexplained urticaria exacerbations from (stress and mental health shifts) which resulted in a dramatic increase in UAS7 at W4 but this was subsequently reduced after end of treatment with UAS7 reduction of -15.4 at EoS.

    No episodes: 0  Low:  1 to 6  Moderate:  7 to 18  Severe:  19 to 105  42  CSU: INF904 improves angioedema consistently up to W4

 Responders of disease activity (UAS7) and disease control (UCT7) at W4   43  UAS7 mean absolute   CFB W4  responders UAS7 = 0   at W4  UAS7 ≤ 6 at W4  UCT7 ≥ 12 at W4  All n=30  -10.4  7%  11%  29%  60 mg BID n=14  -13.7  0%  8%  31%  120 mg BID n=16  -7.9  13%  13%  25%